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[LOGO] SofTech




August 1, 2005

Craig Wilson
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Room 4561
Washington, D.C. 20549

Re: SEC Letter Dated July 19, 2005 of Comments on SofTech, Inc. Filings between May 31, 2004 and April 12, 2005


Dear Mr. Wilson:

Thank you for your response dated July 19, 2005 to our correspondence. Below please find our responses to each of the items keyed in such a manner to correspond to the Staff's comments in that letter.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 24

     1) After further consideration, we understand and agree with the Staff's position that SFAS 142 does not preclude us from classifying the amortization of capitalized software costs as a component of cost of revenue and that SFAS 86 is applicable accounting literature for our capitalized software costs. As such, the FASB Staff Implementation Guide, SFAS 86, Question 17 does conclude that these amortization costs should be classified as a component of cost of sales.

          The Staff has directed us to revise our Form 10-K for fiscal 2004 to reclassify these amortized costs previously classified as part of operating expenses to cost of revenue. Further, the Staff has directed us to revise our MD&A to address these reclassifications.

          The Company's Form 10-K filing for the fiscal year ended May 31, 2005 is due August 29, 2005. The audit fieldwork has been completed and we are currently drafting our Form 10-K filing. We expect to file this report on or before the due date.

          Given the fact that the current year filing is imminent, the filing is expected to be timely, the agreed upon change relates to reclassification of expenses and has no

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          net impact on reported revenue, total expenses, net loss or cash flow, we respectfully request that the SEC allow for this revision of prior year reclassification of expenses to be dealt with as part of our Form 10-K filing for the current year. We will disclose in our notes to the financial statements and in MD&A that reclassifications took place and will detail the changes. All future quarterly filings will likewise include the revised classification and a conforming reclassification of the prior period.

          It is management's strong belief that the effort and time required to revise our Form 10-K filing for fiscal 2004 and have the audit opinions and consents from our current and predecessor independent accountants reissued would be an undue burden and an unjustified cost given the very limited impact that the reclassification might have on the theoretical investor.

FORM 8-K FILED AUGUST 31, 2004, OCTOBER 15, 2004, JANUARY 6, 2005 AND APRIL 12, 2005

     2) We accept the SEC's position that our earnings press releases do not adequately explain management's use of non-GAAP measures in our analysis of results and we accept that the information is not self evident. We propose the following disclosure in our future earnings press releases.

          "The Company's revenue is derived almost entirely from technology acquisitions completed between 1997 and 2002. As a result, management believes the Company's financial profile is very unique, at least in the industry in which it operates. Approximately 80% of its assets are composed of intangible assets related to these acquisitions. The amortization of these intangible assets is approximately 18% of its total expenses and 21% of its revenue. Further, the periods over which these intangible costs are expensed are highly judgmental and not subject to adjustment in the event whereby a shorter period of amortization was estimated at the acquisition date than was justified by actual experience.

          It is management's opinion that comparing results of operations from period to period and to other companies in our industry absent these non-cash expenses related to acquisitions is a more meaningful measure of our performance given the Company's unique financial profile detailed above. It is also management's belief that this Non-GAAP measure of performance is one of the most critical measures of Company valuation for investors. Lastly, this measure of performance has been, and is expected to continue to be, a significant component of the incentive compensation plan for the Company's President."

     3) In our press releases we consistently provided two Non-GAAP adjustments to our GAAP net loss. We have also consistently provided a reconciling table that starts with the GAAP net loss subtracts non-cash amortization related to acquisitions to derive a result identified as "Pro Forma Net Income". We provide further information by adding non-cash depreciation and subtracting capital expenditures to derive a sum identified as "Free Cash Flow". In the past, it was management's belief that the additional information regarding depreciation and capital expenditures

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          was important to investors in that our depreciation expense was significantly higher than our required capital investment in new equipment. This was due to the fact that our facilities were dramatically consolidated subsequent to the end of fiscal year 2001 and the replacement cost of computer equipment had decreased significantly. Given that "Free Cash Flow" is not materially different now than the measure previously identified as "Pro Forma Net Income", we propose deleting the reference to Free Cash Flow in all future earnings press releases.

     4) The SEC has concluded that the use of the term "pro forma" to describe our Non-GAAP measure of performance discussed above in response to item 2 is not appropriate. The SEC has directed that in future earnings releases we instead identify such measures as "non-GAAP financial measures". We agree to revise future disclosures accordingly.

I can be reached at (781)890-8373 or by e-mail at JMULLANEY@SOFTECH.COM if you require any additional information or would like to discuss further.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. We understand that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Sincerely,

/s/Joseph P. Mullaney

Joseph P. Mullaney
President